Contact

www.linkedin.com/in/sebastian-schulze-272b07123 (LinkedIn)

Top Skills

Customer Service
Customer Success
Project Management

Languages

English

Certifications

Music Law: Recording, Management, Rights, and Performance Contracts
Pro Tools PT110 Certification
Drum Recording Session with Josh Freese
Intellectual Property Fundamentals

Sebastian Schulze

COO at PromoTix, Inc.
Denver, Colorado, United States

Summary

Sebastian has successfully onboarded more than 22,895 event creators onto PromoTix in the first 24 months. He manages our client success team combating user churn, and relays and organizes product feature requests into the development pipeline.

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Experience

PromoTix
7 years 11 months

COO
December 2023 - Present (1 year 5 months)

The power to hold successful events.
Increase profits through our ticketing, viral marketing tools, and secure live streaming.

S.V.P. Client Success
January 2022 - December 2023 (2 years)

The power to hold successful events.
Increase profits through our ticketing, viral marketing tools, and secure live streaming.

V.P. Client Success
June 2017 - January 2022 (4 years 8 months)
US Virgin Islands

The power to hold successful events.
Increase profits through our ticketing, viral marketing tools, and secure live streaming.

Abcom
Field Service Technician
November 2017 - November 2018 (1 year 1 month)
Orlando, Florida Area

ABCOMRENTS.com is a proven leader in providing technology rentals and services for clients across the United States. Over the past 28 years,

ABCOMRENTS has sustained significant growth year over year by providing the highest level of service to its clients. ABCOMRENTS specializes in short term, Event Technology Rentals including Computers, Digital Signage, LED and LCD Video.

Orange County Convention Center
Rigger
May 2017 - January 2018 (9 months)
Orlando, Florida Area

Venue 578
Street Team Manager
January 2017 - January 2018 (1 year 1 month)
Orlando, Florida Area

Alliance Events & Nightlife
Street Team Promoter
March 2015 - January 2018 (2 years 11 months)
Orlando, Florida Area

Optic Music Group
1 year 1 month

Street Team Promoter
September 2015 - September 2016 (1 year 1 month)
Orlando, Florida Area

Social Media Marketing Assistant
September 2015 - September 2016 (1 year 1 month)
Orlando, Florida Area

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Education

Full Sail University
Bachelor's Degree, Recording Arts Technology/Technician · (2014 - 2016)

Acton Boxborough Regional High School
High School · (2010 - 2014)